Exhibit 99.(a)(5)(iii)

Liberty Global Announces Preliminary Results of Dutch Auction
Self-Tender Offers for Shares of Its Series A Common Stock and Series C Common Stock

Denver, Colorado — January 5, 2007: Liberty Global, Inc. (“Liberty Global”) (NASDAQ: LBTYA, LBTYB, LBTYK) announced today the expiration of its modified dutch auction self-tender offers to purchase up to 5,084,746 shares of its Series A common stock and up to 5,246,590 shares of its Series C common stock.  Both tender offers expired at 5:00 p.m., New York City time, on January 4, 2007.  Based on the preliminary tabulation by the depositary, both tender offers were oversubscribed and the purchase price for the Series A tender offer is $29.50 per share and the Series C tender offer is $28.59 per share.  The purchase prices for the Series A and Series C tender offers, which are preliminary and subject to verification as described below, represent the maximum of the respective tender offer price ranges, which were $26.08-$29.50 for the Series A tender offer and $25.27-$28.59 for the Series C tender offer.

Because each tender offer was oversubscribed, the number of shares of Series A common stock and Series C common stock that Liberty Global will purchase from each stockholder that tendered Series A shares or Series C shares, as applicable, within the applicable purchase price range for that tender offer will be pro-rated, subject to the odd-lot and conditional tender provisions of each tender offer.  After the depositary verifies the actual number of Series A shares and Series C shares, as applicable, validly tendered and not withdrawn, including Series A shares and Series C shares tendered pursuant to guaranteed delivery procedures, and the purchase price at which such Series A shares and Series C shares were tendered, Liberty Global will promptly announce the actual number of Series A shares and Series C shares tendered and not withdrawn, the proration factor applicable to each tender offer and the purchase price for Series A shares and Series C shares properly tendered and not withdrawn.  Promptly after such announcement, the depositary will issue payment for the Series A shares and Series C shares validly tendered and accepted for purchase under the Series A tender offer or Series C tender offer, as applicable, and will return all other Series A shares and Series C shares tendered.  It is currently expected that the final proration factor and the final purchase price, in each case, applicable for each tender offer, will be announced on or about January 10, 2007 and that payment for all Series A shares and Series C shares purchased will be made promptly thereafter.

The information agent for the tender offers is D. F. King & Co., Inc.  The depositary is Computershare Shareholder Services, Inc.  For questions and information please contact the information agent toll free at (800) 207-3158.

About Liberty Global, Inc.

Liberty Global is the leading international cable operator offering advanced video, voice and Internet-access services to connect its customers to the world of entertainment, communications and information. As of September 30, 2006, Liberty Global operated state-of-the-art broadband communications networks that served approximately 13 million customers in 17 countries, principally located in Europe, Japan, Chile, and Australia. Liberty Global’s operations also include significant media and programming businesses such as Jupiter TV in Japan and Chellomedia in Europe.

For more information, please visit www.lgi.com or contact:

Christopher Noyes	Hanne Wolf
Investor Relations — Denver	Corporate Communications — Denver
303.220.6693	303.220.6678

Iván Nash Vila	Bert Holtkamp
Investor Relations — Europe	Corporate Communications — Europe
+41 44 277 9738	+31 20 778 9447